CIFC CORP.

250 Park Avenue

4th Floor

New York, NY 10177

June 8, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Christopher Dunham

Re:	CIFC Corp.
Amendment No. 1 to Registration Statement on Form S-4 filed on June 8, 2016
Registration No. 333-210642

Dear Mr. Dunham:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and in connection with the captioned registration statement (the “Registration Statement”), CIFC Corp., a Delaware corporation (the “Company”), CIFC LLC, a Delaware limited liability company (“CIFC LLC”), and the other guarantors described in the Registration Statement (the “Guarantors”), hereby request that the Registration Statement be permitted to become effective on Friday, June 10, 2016 at 3:00 p.m., Eastern Time, or as soon as practicable thereafter.

In connection with this request, the Company, CIFC LLC and the Guarantors hereby acknowledge that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, such action shall not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Company, CIFC LLC or the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company, CIFC LLC and the Guarantors may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Company, CIFC LLC and the Guarantors request that notification of such effectiveness be made by telephone call to Richard Goldberg, Esq. of Dechert LLP, legal counsel to the Company, at 212-649-8740.

Very truly yours,

CIFC Corp.

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	General Counsel, Chief Compliance Officer and Secretary

CIFC LLC, on behalf of itself and the Guarantors

By:	/s/ Julian Weldon
Name:	Julian Weldon
Title:	General Counsel, Chief Compliance Officer and Secretary

[Signature Page to Request for Acceleration]